EXHIBIT 99.3 Media Release Ngarlawangga Aboriginal Corporation and Rio Tinto sign Interim Modernised Agreement 08 September 2026 KARRATHA, Australia--(BUSINESS WIRE)-- Ngarlawangga Aboriginal Corporation and Rio Tinto have signed an Interim Modernised Agreement, strengthening their partnership and delivering long-term benefits for the Ngarlawangga People. This press release features multimedia. Ngarlawangga Aboriginal Corporation Directors and Committee Members with Rio Tinto Iron Ore Traditional Owner Partnerships team at the signing on Country

From left to right: Caitlin Westgarth, Vice President HSEC Rio Tinto Iron Ore, Rishi Verma, General Manager West Angelas Rio Tinto Iron Ore, Damien Hubert and Albert Pianta, Directors Ngarlawangga Aboriginal Corporation, Laura Thomas, General Manager Traditional Owner Partnerships Rio Tinto Iron Ore The interim agreement reflects a jointly designed co-management approach, underpinning how the two parties work together on Ngarlawangga Country within the agreement area, including earlier and ongoing engagement throughout the mine lifecycle. Using agreed processes, Ngarlawangga perspectives will shape decisions, giving all parties more certainty of how cultural heritage and Country will be managed and protected. The agreement also provides additional long-term financial support for the Ngarlawangga People to achieve their social, cultural and economic aspirations, with a strong focus on culture and community development. Ngarlawangga Aboriginal Corporation said: “Ngarlawangga Aboriginal Corporation is pleased to sign this agreement in partnership with Rio Tinto. This agreement highlights the strong partnership we have built over the years, and a relationship built on respect. We look forward to the next phase of implementing the agreement, and many more years of working together. “Our people have cared for Ngarlawangga Country for thousands of years. Through this agreement, Ngarlawangga people will continue to protect our cultural heritage and values, and carry out our responsibilities in looking after Country, as we work in partnership with Rio Tinto through our jointly designed co-management approach, ensuring Ngarlawangga people continue to have a voice in how our cultural heritage is managed and maintained.” Rio Tinto Iron Ore Chief Executive Matthew Holcz said: “We thank the Ngarlawangga People for the trust and openness they have shown throughout this process. “This agreement is an important step in how we will work together to manage and protect Ngarlawangga heritage and Country. We will continue to listen, learn and work together to build a strong partnership that reflects Ngarlawangga aspirations and supports responsible operations on Country. “The Interim Modernised Agreement lays the foundation for a full modernised agreement. Ngarlawangga Aboriginal Corporation and Rio Tinto will continue working together to finalise that agreement.” The interim agreement builds on the 2011 Participation Agreement between the Ngarlawangga People and Rio Tinto. Rio Tinto West Angelas operations are located on the lands of the Yinhawangka and Ngarlawangga Peoples. View source version on businesswire.com: https://www.businesswire.com/news/home/20260907004218/en/

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